    As filed with the Securities and Exchange Commission on August 5, 1999
                                                     Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------
                                   FORM S-8
                            REGISTRATION STATEMENT
                 (Including Registration of Shares for Resale
                         under a Form S-3 Prospectus)
                                     under
                          THE SECURITIES ACT OF 1933
                            -----------------------
                     NORTHPOINT COMMUNICATIONS GROUP, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                    Delaware                             222 Sutter Street                         52-214-7716
                                                  San Francisco, California 94108
            (State of Incorporation)                   (Address of Principal                    (I.R.S. Employer
                                                         Executive Offices)                     Identification No.)

                            -----------------------

Amended and Restated 1999 Stock Plan of NorthPoint Communications Group, Inc.
            NorthPoint Communications, Inc. 1997 Stock Option Plan
                           (Full Title of the Plan)
                            -----------------------

                               Michael W. Malaga
               Chairman of the Board and Chief Executive Officer
                     NorthPoint Communications Group, Inc.
                               222 Sutter Street
                        San Francisco, California 94108
                                (415) 403-4003
(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

                                  Copies to:
                                Michael W. Hall
                               Latham & Watkins
                            135 Commonwealth Drive
                         Menlo Park, California 94025
                                (650) 328-4600

                        Calculation of Registration Fee

----------------------------------------------------------------------------------------------------------------------------
                                                  Proposed          Proposed             Maximum
                                                 Number of          Maximum             Amount of
                                                Shares to be     Offering Price         Aggregate           Registration
     Title of Securities to be Registered      Registered(1)       Per Share          Offering Price             Fee
----------------------------------------------------------------------------------------------------------------------------
   Common Stock, $0.001 par value.........     15,557,864(2)        $20.72(3)       $322,358,942.08(3)       $ 89,615.79
   Common Stock, $0.001 par value.........     19,662,300(4)        $ 6.83(5)       $134,293,509.00(6)       $ 37,333.60
                                               ----------                           ---------------          -----------
   Total..................................     35,220,164              N/A          $456,652,451.08          $126,949.39
----------------------------------------------------------------------------------------------------------------------------

(1) This registration statement shall also cover any additional shares of common stock which become issuable under the Amended and Restated 1999 Stock Plan of NorthPoint Communications Group, Inc. (the "1999 Plan") or the NorthPoint Communications, Inc. 1997 Stock Option Plan (the "1997 Plan") by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of NorthPoint Communications Group, Inc.

(2) Represents 13,308,329 shares reserved for issuance upon the exercise of stock options that may be granted under the 1999 Plan, 1,250 shares issued by the registrant pursuant to the exercise of options granted under the 1999 Plan and 2,248,285 shares issued by the registrant pursuant to the exercise of options granted under the 1997 Plan, which options were assumed by the registrant in connection with the reorganization of NorthPoint Communications, Inc. in March 1999, pursuant to which NorthPoint Communications, Inc. became a wholly-owned subsidiary of the registrant.
(3) Estimated for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act"), on the basis of the average of the high and low prices of the registrant's common stock as reported by the Nasdaq National Market on August 4, 1999.
(4) Represents 5,919,080 shares subject to options outstanding under the 1999 Plan and 13,743,220 shares subject to options outstanding under the 1997 Plan, which options were assumed by the registrant in connection with the reorganization of NorthPoint Communications, Inc. in March 1999, pursuant to which NorthPoint Communications, Inc. became a wholly-owned subsidiary of the registrant.
(5) Estimated for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act. The price of $6.83 per share represents the weighted average exercise price for such outstanding options.
(6) Calculated based on the weighted average exercise price per share pursuant to Rule 457(h) under the Securities Act.
================================================================================

                                EXPLANATORY NOTE

     NorthPoint Communications Group, Inc. has prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act, to register shares of common stock issuable pursuant to the 1999 Plan and the 1997 Plan. In March 1999, the registrant completed a reorganization in which NorthPoint Communications, Inc. became a wholly-owned subsidiary of a newly created holding company, NorthPoint Communications Group, Inc. As a result of the reorganization, the stockholders of NorthPoint Communications, Inc. immediately before the reorganization became of the only stockholders of NorthPoint Communications Group, Inc. immediately after the reorganization. In connection with the reorganization, NorthPoint Communications Group, Inc. assumed all of the options then outstanding under the 1997 Plan, which options became exercisable for shares of the common stock of NorthPoint Communications Group, Inc.

     Under cover of this registration statement on Form S-8 is a prospectus of NorthPoint Communications Group, Inc. prepared in accordance with Part I of Form S-3 under the Securities Act. This prospectus has been prepared pursuant to Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate 2,248,285 "restricted securities" which have been issued prior to the filing of this registration statement.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     NorthPoint Communications Group, Inc. will send or give the documents containing the information specified in Part I of Form S-8 to employees as specified by the Securities and Exchange Commission Rule 428(b)(1) under the Securities Act. NorthPoint Communications Group, Inc. does not need to file these documents with the Commission either as a part of the registration statement or as prospectuses or prospectus supplements under Rule 424 of the Securities Act.

PROSPECTUS

                     NORTHPOINT COMMUNICATIONS GROUP, INC.

                               2,248,285 Shares

                   Common Stock, par value $0.001 per share

                 --------------------------------------------


     This prospectus relates to 2,248,285 shares of the common stock of NorthPoint Communications Group, Inc., which may be offered from time to time by the selling stockholders identified on page 16 of this prospectus for their own accounts. Each of the selling stockholders named below acquired the shares of common stock (1) pursuant to the Amended and Restated 1999 Stock Plan of NorthPoint Communications Group, Inc. (the "1999 Plan") as an employee or consultant of NorthPoint Communications Group, Inc., (2) was formerly an option holder of NorthPoint Communications, Inc. who acquired options to purchase shares of our common stock as a result of the reorganization of NorthPoint Communications, Inc. in March 22, 1999, pursuant to which NorthPoint Communications, Inc. became our wholly-owned subsidiary and we assumed all of the options outstanding under the NorthPoint Communication, Inc. 1997 Stock Option Plan (the "1997 Plan"), or (3) is the transferee by gift of a person who acquired the shares pursuant to one of the methods described in clauses (1) or
(2).

     It is anticipated that the selling stockholders will offer shares for sale at prevailing prices in the Nasdaq National Market on the date of sale or in negotiated transactions. We will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the selling stockholders will be borne by that selling stockholder.

     Among the shares of common stock there are shares which are "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering the shares of common stock under the Securities Act to allow for future sales by the selling stockholders, on a continuous or delayed basis, to the public without restriction. Each selling stockholder and any participating broker or dealer may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholder and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

     Our common stock is traded on the Nasdaq National Market under the symbol "NPNT." On August 3, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $22.38 per share.

                 --------------------------------------------

     Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on Page 2 of this prospectus.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 --------------------------------------------

                 The date of this prospectus is August 5, 1999

                                  THE COMPANY

     We are a national provider of high speed, local data network services. Our networks use digital subscriber line, or DSL, technology to enable data transport over telephone company copper lines at guaranteed speeds up to 25 times faster than common dial-up modems. We market our network and data transport services to Internet service providers, long-distance and local telephone companies and data service providers, whom we call network service providers. Our customers can use our fast, secure and reliable data networks to provide continuously connected, economical Internet access and other data-intensive applications to end users. These end users are typically small-and medium-sized businesses with up to 500 employees, people who work in home offices, and telecommuters.

     We are currently providing services in 24 metropolitan areas in the United States and intend to offer service in a total of 29 metropolitan areas by the end of 1999. We have been and expect to be the first, or one of the first, to offer DSL services in these markets. Our networks consist principally of digital communications equipment that we own and install in telephone company offices known as "central offices" and existing copper telephone lines that we lease to connect our equipment with end users' premises. We will initially install our equipment in the central offices with the highest density of small- and medium-sized businesses in our 29 markets. We have already secured and purchased space in over 1,025 of those central offices and intend to expand the coverage of our networks in these markets over time by installing equipment in additional central offices.

     Upon completion of our planned expansion, our networks will be able to reach approximately four million businesses and 30 million households, including more than 80% of the small- and medium-sized businesses in our 29 markets. We have already obtained required regulatory approvals, including competitive local exchange carrier authorizations, to offer services in each of those markets. We are currently providing or have entered into agreements to provide our services to more than 150 network service providers and have connected over 7,000 of their end users to our networks.

     The address of our principal executive office is 222 Sutter Street, San Francisco, California 94108, and our telephone number is (415) 403-4003. We maintain a corporate website at http:\\www.northpointcom.com. The contents of our website are not part of this prospectus.

                                 RISK FACTORS

     In addition to the other information contained herein, potential investors should carefully consider the following risk factors in evaluating our company.

Because We Have a Limited Operating History, It Is Difficult to Evaluate Our Business

     We were formed in May 1997 and began offering commercial services in the San Francisco Bay Area in March 1998. Because of our limited operating history, investors have limited operating and financial data about our company upon which to base an evaluation of our performance and an investment in our common stock.

     Investors should consider the risks, expenses and difficulties we may encounter, including those frequently encountered by early stage companies in new and rapidly evolving markets. As a result, we may be unable to:

     o develop our operational support systems and other information technology systems;

     o    obtain central office space and suitable copper wire loops;

     o    expand our customer base;

     o    raise additional capital;

     o    maintain adequate control of our expenses;

     o    attract and retain qualified personnel;

     o enter into and implement interconnection agreements with traditional telephone companies, some of which are our competitors or potential competitors;

     o    expand the geographic coverage of our network;

     o obtain governmental authorizations to operate as a competitive telecommunications company in new markets;

     o    continue to upgrade our technologies and enhance our product features;
          and

     o    respond to technological changes and competitive market conditions.

We Expect Our Losses and Negative Cash Flow to Continue

     To date, we have incurred substantial operating losses, net losses and negative cash flow on both an annual and quarterly basis. For the year ended December 31, 1998, we had operating losses of approximately $25,362,000, net losses of $28,847,000, and negative cash flow from operating and investing activities of $52,913,000. For the six months ended June 30, 1999, we had operating losses of approximately $53,247,000, net losses of $61,254,000, and negative cash flow from operating and investing activities of $211,021,000. We cannot assure our investors that we will ever achieve profitability or generate positive cash flow.

     We expect our operating expenses will increase significantly, especially in the areas of operations, sales and marketing, as we develop and expand our business and, as a result, we will need to increase our revenue to become profitable. If our revenue does not grow as expected or increases in our expenses are not in line with our plans, there could be a material adverse effect on our business, prospects, financial condition and results of operations.

We Cannot Predict Whether We Will be Successful Because Our Business Model is Unproven and Our Market Is Developing

     Our business strategy is unproven. To be successful, we must, among other things, develop and market data networks and services that are widely accepted by our customers and their end users at prices that will yield a profit. Because our business and the overall market for high speed data communications services are in the early stages of development, we are unsure whether or when our DSL services will achieve commercial acceptance.

Our Failure to Achieve or Sustain Market Acceptance at Desired Pricing Levels Could Impair Our Ability to Achieve Profitability or Positive Cash Flow

     Prices for digital communication services have fallen historically, a trend we expect will continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Quarterly Operating Results Are Likely to Fluctuate Significantly, Causing Our Stock Price to be Volatile or to Decline

     We cannot accurately forecast our revenue because of our limited operating history and the emerging nature of the data communications industry in our markets. Our revenue could fall short of our expectations if we experience delays or cancellations by even a small number of our customers. A number of factors are likely to cause fluctuations in our operating results, including:

     o the rate at which we are able to attract and retain customers, and whether larger customers fulfill their volume commitments to us;

     o   the ability of our customers to generate significant end user demand;

     o the timing and willingness of traditional telephone companies to provide and construct the required central office facilities;

     o the timing and willingness of traditional telephone companies to provide suitable copper wire loops at favorable prices;

     o the prices our customers and, in turn, their end users pay for our services;

     o   availability of financing to continue to fund our expansion;

     o our ability to deploy our services on a timely basis to satisfy end user demand;

     o   the mix of line orders between lower priced and higher priced lines;

     o the amount and timing of capital expenditures and operating costs as we expand our network;

     o the announcement or introduction of new or enhanced services by our competitors; and

     o   technical difficulties or network downtime.

     As a result, it is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely be materially adversely affected.

A Limited Number of Customers Account for a High Percentage of Our Revenue and the Loss of a Significant Customer Could Harm Our Business

     We currently provide or have agreements to provide data transport solutions to more than 150 network service providers. For the quarter ended June 30, 1999, our two largest customers accounted for approximately 40% of our revenue. We anticipate that, as we expand our business, we will continue to rely upon a limited number of customers for a high percentage of our revenue and end-user lines. As a result of this concentration of our customer base, a loss of or decrease in business from one or more of our customers could have a material adverse effect on our business, prospects, financial condition and results of operations.

     Similarly, if our customers are unsuccessful in competing for end users in their own intensely competitive markets or experience other financial or operating difficulties, our business, prospects, financial condition and results of operations would be materially adversely affected.

     Many of our agreements with our customers are non-exclusive, and many of our customers are also customers of, or have invested in, our competitors. To the extent our significant customers strengthen their commercial relationships with our competitors, our business would be materially adversely affected.

We May Not Be Able to Continue to Grow Our Business If We Do Not Obtain Significant Additional Funds By the Middle of 2000

     We believe our current capital resources will be sufficient for our funding and working capital requirements and for the deployment and operation of our networks in targeted markets through the middle of 2000. We will need significant additional funds beyond then. We expect that the actual amount and timing of our future capital requirements will depend upon the demand for our services and regulatory, technological and competitive developments, including additional market developments and new opportunities, in our industry. We may seek additional financing earlier than the middle of 2000 if:

     o   we alter the schedule, targets or scope of our network rollout plan;

     o   our plans or projections change or prove to be inaccurate;

     o   we acquire other companies or businesses; or

     o market conditions allow us to raise public or privately financed capital on attractive terms.

     We may be unsuccessful in raising sufficient additional capital at all or on terms that we consider acceptable. If we are unable to obtain adequate funds on acceptable terms, our ability to deploy and operate our networks, fund our expansion or respond to competitive pressures would be significantly impaired. Such limitation could have a material adverse effect on our business, prospects, financial condition or results of operations.

Our Business Activities and Our Ability to Raise Additional Funds Are Limited by Covenants Contained in Our Financing Agreements

     Our debt agreements and other financing agreements contain and will contain restrictions on our activities and financial covenants with which we will be required to comply. If we fail to comply with these requirements, we would be in default and our obligations could be declared immediately due and payable. We may be unable to make such required payments, or to raise sufficient funds from other sources.

     In addition, the terms of proposed new indebtedness or other funding may not be permitted by the terms of our current financing agreements. This may impair our ability to develop our business. If we fail to raise sufficient funds, we may be required to modify, delay or abandon some of our expansion plans, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We Need to Make Capital Expenditures, and the Amounts, Timing and Returns are Uncertain

     In 1999, we will have to make significant capital expenditures estimated at $130,000,000 to $160,000,000 to develop our business and deploy our services and systems. The amount and timing of these expenditures are uncertain and will depend upon our ability to execute our plans in a timely and cost-effective manner. We will need to increase our revenue in order to earn a return from our capital expenditures. If our revenue does not grow as expected, or capital expenditures exceed our estimates, there could be a material adverse effect on our business, prospects, financial condition and results of operations.

Our Failure to Manage Our Growth Effectively Could Impair Our Business

     If we are successful in implementing our business plan, our operations will expand rapidly. This rapid expansion could place a significant strain on our management, financial and other resources. Our ability to manage future growth, if it occurs, will depend upon our ability to:

     o   control costs;

     o   maintain regulatory compliance;

     o   implement and significantly expand our financial and operating systems;

     o   maintain our operations support systems; and

     o   expand, train and manage our employee base.

     We may be unable to do these things successfully. In addition, we may not successfully obtain, integrate and use our employees and management, operating and financial resources. Our business, prospects, financial condition and results of operations will be materially adversely affected if we are unable to manage our growth effectively.

The Data Communications Industry is Undergoing Rapid Technological Changes and New Technologies May Be Superior to the Technology We Use

     The data communications industry is subject to rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards, and alternative technologies for providing high speed data communications such as cable modem technology. As a consequence:

     o we will rely on third parties, including some of our competitors and potential competitors, to develop and provide us with access to communications and networking technology;

     o our success will depend on our ability to anticipate or adapt to new technology on a timely basis; and

     o we expect that new products and technologies will emerge that may be superior to, or may not be compatible with, our products and technologies.

     If we fail to adapt successfully to technological changes or obsolescence or fail to obtain access to important technologies, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our Success in Attracting and Retaining Customers Significantly Depends on Our Ability to Obtain Central Office Space From Traditional Telephone Companies

     We believe the growth and success of our business will depend upon securing physical central office space for our equipment in the central offices of traditional telephone companies in our target markets. We have experienced initial rejections of our applications to obtain space in some central offices. We believe we will continue to receive rejections of requested physical central office space as we expand our existing and planned networks. Although to date a majority of our applications to obtain physical central office space that were initially rejected have subsequently been accepted, we cannot assure potential investors that we will be successful in reversing the pending rejections or any other rejected applications for space in desired central offices. Nor can we predict the extent of these rejections or their impact on our ability to provide service in our target markets. The rejection of our applications for central office space has in the past and could in the future result in delays and increased costs as we expand our services in our target markets. This may materially adversely affect our business, prospects, financial condition and results of operations.

     As we grow, we may be unable to secure central office space on a timely basis or at all. In some cases, although physical central office space is available, traditional telephone companies have claimed that they must refurbish space to make it suitable for our equipment--for example, by adding separate entrances, removing asbestos or obsolete machinery, or increasing power supply and air conditioning--which in some cases has made the cost to obtain that physical central office space prohibitively expensive. The FCC recently adopted new rules designed to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to provide them with alternative arrangements for obtaining central office space. We cannot be certain of how effective these rules will be or whether our competitors will benefit to a greater extent from these rules than we will. We expect physical central office space to become increasingly scarce due to increasing demand from a growing number of competitive telecommunications companies.

     Even when space is available, we may face delays ranging from four months to more than a year after we place an order before space for our equipment is made available. If our applications for physical central office space are rejected, or the costs or delays associated with obtaining central office space become too expensive, our expansion plans could be adversely affected, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

     Broad service availability is also important to our customers and potential customers that want to provide Internet access or other data services on a national or regional basis. Our inability to obtain physical central office space in a timely manner could have a material adverse effect on our ability to attract and retain customers.

     Any disputes with traditional telephone companies over the types of equipment we seek to install in the central office space could also delay our installation and even impair our ability to provide service in the manner we deem appropriate. These delays or refusals could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Success Depends on Interconnection Agreements with Traditional Telephone Companies in Each of Our Markets

     The success of our strategy depends on our ability to enter into and renew interconnection agreements with traditional telephone companies in each of our target markets on a timely basis. Delays in obtaining additional interconnection agreements would postpone our entry into a market, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

     Interconnection agreements have limited terms of two to three years and we cannot assure potential investors that existing or new agreements will be extended or negotiated on terms favorable to us. Interconnection agreements are also subject to state commission, FCC and judicial oversight. These government bodies may modify the terms or prices of our interconnection agreements in ways that adversely affect our business, prospects, financial condition and results of operations.

Our Business Could Suffer if High Quality Copper Lines Are Not Available or Cost Us More Than We Expect

     We significantly depend on the quality of the copper lines and the traditional telephone companies' maintenance of such lines. We cannot assure potential investors that we will be able to obtain the copper lines and the services we require from the traditional telephone companies at quality levels, prices, terms and conditions satisfactory to us. Our failure to do so would have a material adverse effect on our business, prospects, financial condition and results of operations.

     Under federal law, traditional telephone companies have an obligation to negotiate with us in good faith to enter into interconnection agreements, including agreements on the price at which we can obtain suitable lines from these telephone companies. If no agreement can be reached, either side may petition the applicable state commission to arbitrate remaining disagreements. These arbitration proceedings can last up to nine months. Moreover, the state commission must approve any interconnection agreement resulting from negotiation or arbitration, and any party may appeal an adverse decision by the state commission to federal district court. The potential cost in resources and delay from this process could harm our ability to compete in certain markets, and there is no guarantee that a state commission would resolve disputes, including pricing disputes, regarding our access to suitable lines in our favor. Moreover, the FCC rules governing pricing standards for access to the networks of the traditional telephone companies are currently being challenged in federal court. If the courts overturn the FCC's pricing rules, the FCC may adopt a new pricing methodology that would require us to pay a higher price to traditional telephone companies for access to suitable lines. This could have a detrimental effect on our business.

     We have not yet established a history of ordering and obtaining the provisioning and repair of very large volumes of lines from any traditional telephone company. We also depend on cooperation from traditional telephone companies for repair of transmission facilities. The traditional telephone companies in turn rely significantly on unionized labor. Labor-related issues and actions on the part of the traditional telephone companies have in the past, and may in the future, adversely affect traditional telephone companies' provision of services and network components that we order.

     Our dependence on the traditional telephone companies has caused and could continue to cause us to encounter delays in establishing our networks, provisioning lines and upgrading our services. These delays could adversely affect our relationships with our customers, harm our reputation or could otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

We Depend on Market Acceptance for DSL-Based Services

     The market for small- and medium-sized business, telecommuter and residential Internet access is in the early stages of development. Because we offer services to a new and evolving market and because current and future competitors are likely to introduce competing services, it is difficult for us to predict the rate at which these markets will grow. Various providers of high-speed digital communications services are testing products from various suppliers for various applications, and it is unclear if DSL will offer the same or more attractive price-performance characteristics. If the markets for our services fail to develop, grow more slowly than anticipated or become saturated with competitors, our business, prospects, financial condition and results of operations could be materially adversely affected.

We Depend on Our Billing, Customer Service and Information Support Systems, Which Need Further Development

     Sophisticated information and processing systems are vital to our growth and ability to monitor costs, bill customers, process customer orders and achieve operating efficiencies. Our plans for the development and implementation of our operations support systems rely, for the most part, on acquiring products and services offered by third-party vendors and integrating those products and services in-house to produce efficient operational solutions. However, we may not successfully identify all of our information and processing needs or implement these systems on a timely basis or at all, and these systems may not perform as expected.

     In addition, our right to use these systems is dependent upon license agreements with third-party vendors. Some of those agreements may be cancelable by the vendor and the cancellation or nonrenewal of these agreements may have a material adverse effect on our business, prospects, financial condition and results of operations.

     Similar issues are applicable to the operations support systems and other systems of our customers, and to the interface between our systems and those of our customers. Therefore, failures at our customers could also have a material adverse effect on our business, prospects, financial condition and results of operations.

If We Do Not Adequately Address Year 2000 Issues, We May Incur Significant Costs and Our Business Could Suffer

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, our computer programs that have date-sensitive software and software of companies into which our network is interconnected may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. If the systems of other companies on whose services we depend or with whom our systems interconnect are not year 2000 compliant, it could have a material adverse effect on our business, prospects, financial condition and results of operations. See "Impact of Year 2000 Issue."

We May Be Unable to Expand Our Network Services Effectively and Provide High Performance to a Substantial Number of End Users

     Due to the limited deployment of our services, the ability of our DSL network to connect and manage a substantial number of end users at high transmission speeds is still unknown. While peak digital data transmission speeds across our DSL network to and from the central office and the end user can exceed 1.5 megabits per second, the actual data transmission speeds over our network could be significantly slower due to:

     o   the type of DSL technology deployed;

     o   the distance an end user is located from a central office;

     o   the configuration of the telecommunications line being used;

     o the existence of and number of data transmission impediments on the telephone company copper lines;

     o   the gauge of the copper lines; and

     o   the presence and severity of interfering transmissions on nearby lines.

     For example, we are not certain whether we can successfully deploy higher DSL speeds through digital loop carrier systems which, because they connect copper lines to a fiber link, currently limit DSL service to a maximum speed of 144 kilobits per second.

     Because we rely on traditional telephone companies to overcome technical limitations associated with loop carrier systems, we cannot assure investors that we will be able to successfully deploy high speed DSL service to all areas in our markets. As a result, our network may not be able to achieve and maintain the highest possible digital transmission speed. Our failure to achieve or maintain high speed digital transmissions would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Success Depends on Our Retention of Executive Officers and Other Key Personnel and Our Ability to Hire Additional Key Personnel

     We are managed by a small number of executive officers. Competition for qualified executives in the data communications services industry is intense, and there are a limited number of persons with comparable experience. We depend upon our executive officers because we believe there are few managerial personnel with qualifications to swiftly implement a business plan integrating DSL technology with the existing telephone infrastructure. We do not have employment agreements with any of our executive officers, so any of these individuals may terminate his or her employment with us at any time. We do not have "key person" life insurance policies on any of our executive officers. The loss of these key individuals could have a material adverse effect on our business, prospects, financial condition and results of operations.

     We believe that our success will depend in large part on our ability to retain and attract qualified technical, marketing, managerial and other personnel. Additionally, we believe an effective sales force is critical to our success. The industry in which we compete is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. We may be unable to hire or retain necessary personnel in the future. Our inability to attract and retain key personnel would have a material adverse effect on our business, prospects, financial condition and results of operations.

The Market in Which We Operate is Highly Competitive, and We May Not Be Able to Compete Effectively, Especially Against Established Industry Competitors with Significantly Greater Financial Resources

     We face competition from many competitors with significantly greater financial resources, well-established brand names and larger customer bases. We also expect competition to intensify in the future. We expect significant competition from traditional and new telephone and telecommunications companies, including national long distance carriers, cable modem service providers, Internet service providers, on-line service providers, and wireless and satellite data service providers.

     Other Competitive Telecommunications Companies, Some with Greater Financial Resources, Compete in the Same Markets for the Same Customers. Other competitive telecommunications companies have entered and may continue to enter the market and offer high speed data services using a business strategy similar to ours. Some competitors, including those focusing on data transport such as Rhythms NetConnections Inc., Covad Communications Group, Inc., HarvardNet Inc., Dakota Services Limited, Prism Solutions, Inc. and Network Access Solutions Corporation, have begun to offer DSL-based access services, and others are likely to do so in the future. Certain of our customers have made investments in our competitors, which may enhance their relationships with these competitors at our expense. The Telecommunications Act of 1996 specifically grants any competitive local exchange carrier, or competitive telecommunications company, the right to negotiate interconnection agreements with traditional telephone companies, or incumbent local exchange carriers. The Telecommunications Act also allows competitive telecommunications companies to enter into interconnection agreements which are identical in all respects to ours. In addition, some competitive telecommunications companies have extensive fiber networks in many metropolitan areas primarily providing high speed digital and voice circuits to large corporations, and have interconnection agreements with traditional telephone companies pursuant to which they have acquired space in traditional telephone companies' central offices in many of our markets. As a result, our customers may contract with other competitive telecommunications companies, which may decrease our customers' demand for our services.

     Traditional Telephone Companies With Greater Resources Than Ours May Directly Compete in Our Markets. The traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess significant capital to deploy DSL equipment rapidly, have their own copper lines and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. In addition, most traditional telephone companies have established or are establishing their own Internet service provider businesses, and all of the largest traditional telephone companies that are present in our target markets are conducting market trials of or have commenced offering DSL-based access services. For example, Pacific Bell and Southwestern Bell are offering commercial services in some territories in which we offer services, U S WEST is offering commercial DSL services and Ameritech has announced commercial DSL services in some areas of Michigan and Illinois. We recognize that the traditional telephone companies have the potential to quickly deploy DSL services and are in a position to offer service from central offices where we may be unable to secure space in traditional telephone companies' central offices. In addition, the FCC is considering establishing requirements for separate subsidiaries through which the traditional telephone companies could provide DSL service on a largely deregulated basis. As a result, we expect traditional telephone companies to be strong competitors in each of our target markets.

     National Long Distance Carriers May Begin to Compete for Our Small- and Medium-Sized Business Customers. Many of the leading traditional national long distance carriers, including MCI WorldCom, Inc., AT&T Corp. and Sprint Corporation, are expanding their capabilities to support high speed, end-to-end data networking services. They also have interconnection agreements with many of the traditional telephone companies and a number of spaces in traditional telephone companies' central offices from which they could begin to offer competitive DSL services. The newer national long distance carriers, such as Level 3 Communications, Inc., The Williams Companies, Inc., IXC Communications, Inc. and Qwest Communications International, Inc. are building and managing high speed fiber-based national data networks and partnering with Internet service providers to offer services directly to the public. These companies could modify their current business focus to include small- and medium-sized business customers using DSL or other technologies in combination with their current fiber networks.

     Cable Modem Service Providers May Offer High Speed Internet Access at More Competitive Rates Than Ours, Forcing Us to Lower Our Prices. Cable modem service providers, such as At Home Corporation and Road Runner, Inc. (with their cable partners), are deploying high speed internet access services over hybrid fiber coaxial cable networks. Where deployed, these networks provide similar and in some cases higher speed Internet access than we provide. They also offer these services at lower price points than our services. Actual or prospective cable modem service provider competition may have a significant negative effect on our ability to secure customers and may create downward pressure on the prices we can charge for our services.

     Internet Service Providers, Our Targeted Customers, May Begin to Provide DSL Services Directly. Internet service providers, such as GTE Internetworking, UUNET (a subsidiary of MCI WorldCom, Inc.),

Sprint, Concentric Network Corporation, MindSpring Enterprises, Inc. and PSINet, Inc., provide Internet access to residential and business customers, generally using the existing telephone system. Some regional Internet service providers, such as HarvardNet Inc., InterAccess Co., Vitts Networks Inc. and Prism Solutions, Inc., have begun offering DSL-based services. Internet service providers could become competing DSL service providers if they attain certification as competitive telecommunications companies in the states in which they planned to operate.

On-line Service Providers, Our Targeted Customers, May Begin to Provide DSL Services Directly

     On-line service providers, such as America Online, Inc., Compuserve (a subsidiary of America Online), Microsoft Network, Prodigy, Inc., and WebTV Networks, Inc. (a subsidiary of Microsoft), provide, over the Internet and on proprietary on-line services, content and applications ranging from news and sports to consumer video conferencing. These services are designed for broad consumer access over telecommunications-based transmission media, which enable digital services to be provided to the significant number of consumers who have personal computers with modems. In addition, on-line service providers provide Internet connectivity, ease-of-use and consistency of environment. Many of these on-line service providers have developed their own access networks for modem connections. AOL has announced that it will purchase DSL services from Bell Atlantic and SBC Communications. If these on-line service providers were to extend their owned access networks to DSL, they would be our competitors.

Wireless and Satellite Data Service Providers May Begin to Offer Wireless and Satellite-Based Internet Connectivity, Also Competing Against Us

     Wireless and satellite data service providers are developing wireless and satellite-based Internet connectivity. We may face competition from terrestrial wireless services, including multi-channel multipoint distribution system, local multipoint distribution system, wireless communication service and point-to-point microwave systems. The FCC recently adopted new rules to permit multi-channel multipoint distribution system licensees to use their systems to offer two-way services, including high speed data, rather than solely to provide one-way video services. The FCC also has auctioned local multipoint distribution system licenses in all markets for wireless systems, which can be used for high speed data services. In addition, companies such as Teligent, Inc., Advanced Radio Telecom Corp., WNP (which recently agreed to be acquired by NEXTLINK) and WinStar Communications, Inc. hold point-to-point and/or point-to-multipoint microwave licenses to provide fixed wireless services such as voice, data and video conferencing.

     We also may face competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Communications, Inc. (a subsidiary of General Motors Corporation), Teledesic LLC and others have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services.

     In January 1997, the FCC allocated 300 MHz of spectrum in the 5 GHz band for unlicensed devices to provide short-range, high speed wireless digital communications. These frequencies must be shared with incumbent users without causing interference. Although the allocation is designed to facilitate the creation of new wireless local area networks, it is too early to predict what kind of equipment might ultimately be manufactured and for what purposes it might be used.

     The telecommunications industry is subject to rapid and significant changes in technology, and we cannot predict the effect of technological changes on our business, such as continuing developments in DSL technology and alternative technologies for providing high speed data communications. These technological developments in the telecommunications industry could have a material adverse effect on our competitive position and therefore on our business, prospects, financial condition and results of operations.

Industry Consolidation Could Make Competing More Difficult

     Consolidation of companies offering high speed local data transport is occurring through acquisitions, joint ventures and licensing arrangements involving our competitors and our customers' competitors. As a company with limited operating history, we cannot assure that we will be able to compete successfully in an increasingly consolidated industry. Any heightened competitive pressures that we may face may have a material adverse effect on our business, prospects, financial condition and results of operations. Additionally, because we rely on our customers' marketing channels to provide our services to business and residential end users, if our customers are adversely affected by consolidation and integration in the market, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our Services are Subject to Uncertain Government Regulation, and Changes in Current or Future Laws or Regulations Could Restrict the Way We Operate Our Business

     We are subject to federal, state and local regulation of our telecommunications business. With the passage of the Telecommunications Act in 1996, Congress sought to foster competition in the telecommunications industry and to promote the deployment of advanced telecommunications technology. Implementation of the Telecommunications Act is the subject of ongoing administrative proceedings at the federal and state levels, litigation in federal and state courts, and legislation in federal and state legislatures. We cannot predict the outcome of the various proceedings, litigation and legislation or whether or to what extent these proceedings, litigation and legislation may adversely affect our business and operations.

     As a competitive telecommunications company, we are subject to FCC regulation for our contractual, or interconnection, arrangements with the traditional telephone companies, or incumbent local exchange carriers, in our markets, but the scope of this regulation is uncertain because it is the subject of ongoing court and administrative proceedings. Several parties have brought court challenges to the FCC's interconnection rules, including the rules that establish the terms under which a competitive telecommunications company may use portions of a traditional telephone company's network. Although the Supreme Court recently held that the FCC has the authority to adopt interconnection rules and specifically upheld several of these rules, other rules are still being considered by the courts. If a rule that is beneficial to our business is struck down, it could harm our ability to compete. In particular, the courts have not yet resolved the lawfulness of the methodology that the FCC established to determine the price that competitive telecommunications companies would have to pay traditional telephone companies for use of the traditional telephone companies' networks. The courts may determine that the FCC's pricing rules are unlawful, which would require the FCC to establish a new pricing methodology. If this occurs, the new pricing methodology that the FCC adopts may result in our having to pay a higher price to traditional telephone companies if we were to use a portion of their networks in providing our services, and this could have a detrimental effect on our business.

     Although the Supreme Court upheld most of the FCC's rules that the Court reviewed, it struck down the rule specifying the various portions of the traditional telephone companies' networks that the traditional telephone companies were required to make available to competitive telecommunications companies. As a result, the FCC will have to develop a new standard for determining which portions of the traditional telephone companies' networks must be made available to competitive telecommunications companies. This new standard may reduce the number of network components to which competitive telecommunications companies will have access. If this occurs, this may harm our ability to compete.

     Recently, various traditional telephone companies have requested the FCC grant them regulatory relief in the provision of data transmission services, including DSL services, which would allow the traditional telephone companies to compete more directly with DSL providers such as NorthPoint. In response, the FCC issued a decision that data services generally are telecommunications services that, when provided by traditional telephone companies, are subject to the FCC's interconnection rules, including the rule requiring that a traditional telephone company's data services be subject to unbundling and resale requirements. This issue is still pending before the FCC, and we cannot be certain that the FCC will not reconsider its decision. Moreover, although the FCC recently adopted new rules designed to provide greater access to central office space at less cost, these new rules may benefit our competitors to a greater extent than they benefit us, which could harm our competitiveness. Additionally, since the FCC issued its decision, various traditional telephone companies have again asked the FCC for regulatory relief with respect to their provision of data transmission services. The FCC has not yet resolved these later requests. We would expect that an FCC decision in favor of the traditional telephone companies could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Debt Creates Financial and Operating Risk That Could Limit the Growth of Our Business

     As of June 30, 1999, we had approximately $58,995,000 of indebtedness and $425,008,000 of stockholders' equity.

     The degree to which we are leveraged could have important consequences to holders of our common stock, including, but not limited to, the following:

     o our ability to obtain additional financing or refinancing in the future for capital expenditures, repayment of outstanding indebtedness, working capital, acquisitions, general corporate or other purposes may be materially limited or impaired;

     o our cash flow, if any, may be unavailable for building our business, as a substantial portion of our cash flow may be dedicated to the payment of principal and interest on our indebtedness or other indebtedness that we may incur in the future, and our failure to generate sufficient cash flow to service such indebtedness could result in a default;

     o our debt agreements will contain restrictions and financial covenants which, if we fail to meet them, could result in our indebtedness being declared due prematurely, at a time when we could not make the required payments;

     o our leverage may make us more vulnerable to economic downturns, may limit our ability to withstand competitive pressures and may reduce our flexibility in responding to changing business and economic conditions; and

     o we may from time to time be more highly leveraged than many of our competitors, which may place us at a competitive disadvantage.

We Rely on Our Intellectual Property Which We May Be Unable to Protect, or We May Be Found to Infringe the Rights of Others

     Our success depends in part on our ability to protect our proprietary intellectual property. In addition, we may be sued over intellectual property rights. These lawsuits, or our inability to protect our intellectual property rights, could have a material adverse effect on our business, prospects, financial condition and results of operations.

     In April 1999 we received a letter from one of our competitors, Covad Communications Group, Inc., indicating that it has been informed of allowance of a United States patent application. This means that Covad can expect a United States patent will issue in the near future. According to Covad's letter, their patent application relates to digital subscriber loop implementations supporting
(a) a bandwidth of 128 kbps or 144 kbps combined with (b) a bandwidth greater than 128 kbps or 144 kbps. Although the Covad letter quoted an allegedly allowed patent claim, the allowed patent application remains secret until issuance of the patent, and we have no other pertinent information about this patent application. To our knowledge, the patent has not been issued. As a result, we are unable to evaluate fully the validity or relevance of this patent application. If the patent application results in an issued patent that is valid, and if we infringe this patent, we could be required to obtain a license under the patent. While Covad has indicated that we may be interested in obtaining a license from them at the appropriate time, we cannot be certain that such a license, if needed, would be available on commercially acceptable terms if at all. If our services or portions of our services infringe a valid patent, and if we are unwilling or unable to obtain a license, then we will be unable to offer the infringing services. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

A System Failure or Breach of Network Security Could Delay or Interrupt Service to Our Customers

     The reliability of our transmission services in our markets would be impaired by a natural disaster or other unanticipated interruption of service or damage at any of our facilities. Additionally, failure of a traditional telephone company or other service provider to provide communications capacity required by us, as a result of a natural disaster, operational disruption or for any other reason, could cause interruptions in our services. Damage or failure that causes interruptions in our services could have a material adverse effect on our business, prospects, financial condition and results of operations.

     Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers, which might result in liability to our customers, and also might deter potential customers. Although we intend to implement security measures that are standard within the telecommunications industry, we may be unable to implement such measures in a timely manner or, if and when implemented, our security measures may be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers and these customers' end users. Any of the foregoing factors relating to network security could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Business Could Suffer From a Reduction or Interruption From Our Equipment Suppliers or Other Third Parties On Whom We Rely for Installation and Provision of Field Service

     We plan to purchase all of our equipment from various vendors and outsource the installation and field service of our networks to third parties. We also depend on the availability of fiber optic transmission facilities from third parties to connect our equipment within and between metropolitan areas. Any reduction of or interruption from our equipment suppliers, such as Copper Mountain Network, Inc., from which we purchase most of our digital subscriber line access equipment, or interruption in service from any significant installer or field service provider, such as Lucent Technologies, Inc., which has installed and maintained our equipment in all of our markets, could have a disruptive effect on our business, prospects, financial condition and results of operations.

     In addition, the pricing of the equipment we purchase may substantially increase over time, increasing the costs we pay in the future, or decrease over time, providing later market entrants with a cost advantage over us. The availability and pricing of the equipment we purchase would be adversely affected if our suppliers were to compete with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers. It could take a significant period of time to establish relationships with alternative suppliers for each of our technologies and substitute their technologies into our network.

Uncertain Federal and State Tax and Other Surcharges on Our Services May Increase Our Payment Obligations

     Telecommunications providers are subject to a variety of complex federal and state surcharges and fees on their gross revenues from interstate and intrastate services, including regulatory fees, and surcharges related to the support of universal service. A finding that we misjudged the applicability of the surcharges and fees could increase our payment obligations and have a material adverse effect on our business, prospects, financial condition and results of operations.

Claims of Interference Could Harm Our Ability to Deploy Our Services

     Certain technical laboratory tests and field experience indicate that some types of DSL, in particular, asymmetrical DSL--in which data transport to the end user is faster than transport from the end user--may cause interference with and be interfered with by other signals present in a traditional telephone company copper plant. Citing this potential interference, some traditional telephone companies have imposed restrictions on the use of asymmetrical DSL technology over their copper lines. However, we do not believe that our symmetrical DSL technology equipment, which permits the same speed of data transport to and from the end user, poses interference risks. If traditional telephone companies were to restrict our use of our technology or equipment in the future, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our Stock Price May Be Volatile

     The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price is likely to be volatile and may fluctuate substantially due to factors such as:

     o   our historical and anticipated quarterly and annual operating results;

     o variations between our actual results and analyst and investor expectations;

     o   announcements by us or others and developments affecting our business;

     o   investor perceptions of our company and comparable public companies;
         and

     o conditions and trends in the data communications and Internet-related industries.

     In particular, the stock market has from time to time experienced significant price and volume fluctuations affecting the common stocks of technology companies, which may include data communications and Internet-related companies. These fluctuations may result in a material decline in the market price of our common stock.

The Sale of Shares or the Perception of Future Sales Could Depress Our Stock
Price

     Sales of a large number of shares of common stock in the market or the perception that sales may occur could cause the market price of our common stock to drop. As of July 28, 1999, we have 121,403,370 shares of common stock outstanding. Of these shares, approximately 17,500,000 shares are freely tradeable, except for any such shares held at any time by an "affiliate" of NorthPoint, as defined under Rule 144 under the Securities Act. Of the remaining shares, approximately 97% are subject to lock-up agreements in which the holders of the shares have agreed not to sell any shares, subject to limited exceptions, for a period of 180 days (or in some cases longer) after the date of our initial public offering, which period expires on November 2, 1999. The shares not subject to lock-up agreements are "restricted securities" as defined in Rule 144 under the Securities Act. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act.

Our Principal Stockholders and Management Own a Significant Percentage of NorthPoint, and Will Be Able to Exercise Significant Influence

     Our executive officers and directors and principal stockholders together beneficially own approximately 81% of our common stock. These stockholders, if they vote together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of NorthPoint.

Our Certificate of Incorporation and Bylaws Contain Provisions That Could Delay or Prevent a Change In Control of NorthPoint

     Certain provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of NorthPoint, even if a change in control would be beneficial to stockholders. Our certificate of incorporation allows our board of directors to issue, without stockholder approval, preferred stock with terms set by the board of directors. The preferred stock could be issued quickly with terms that delay or prevent a change in control of NorthPoint or make removal of management more difficult. Also, the issuance of preferred stock may cause the market price of the common stock to decrease.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the selling stockholders and the shares of our common stock that they may offer and sell under this prospectus. Each of the selling stockholders named below acquired the shares of common stock (1) pursuant to the 1999 Plan as an employee of NorthPoint Communications Group, Inc., (2) was formerly an option holder of NorthPoint Communications, Inc. who acquired options to purchase shares of our common stock as a result of the reorganization of NorthPoint Communications, Inc. in March 22, 1999, pursuant to which NorthPoint Communications, Inc. became our wholly-owned subsidiary and we assumed all of the options outstanding under the 1997 Plan, or (3) is the transferee by gift of a person who acquired the shares pursuant to one of the methods described in clauses (1) or (2).

     The following table sets forth with respect to each selling stockholder, based upon information available to us as of August 4, 1999, the number of shares of common stock owned, the number of shares of common stock registered by this prospectus and the number and percent of outstanding shares of common stock that will be owned after the sale of the registered shares of common stock assuming the sale of all of the registered shares of common stock. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of August 4, 1999. Except as set forth in the table, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

     Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholder sells all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

                                                                                                   Number of Shares
                                                             Number of                             Owned After the
                                                               Shares         Number of                Offering
                         Name                               Beneficially       Shares           -----------------------
                         ----                                  Owned         Registered         Number          Percent
                                                            ------------     ----------         ------          -------
Thomas Aulisio...........................................      98,510          88,592           9,918              *
Haley Bastien (Barbara Bastien-Pippen, as Custodian).....         100             100               0              *
Cabot Bisbee.............................................         200             200               0              *
Catherine Bisbee.........................................         150             150               0              *
Kenneth Bisbee...........................................         150             150               0              *
Mike Borsetti............................................     154,772         119,530          30,081              *
L. Dale Brunett..........................................      90,081          60,000          30,081              *
Caitlin Cameron..........................................         500             500               0              *
John Cameron.............................................         500             500               0              *
Kevin Cameron............................................      83,769          67,405          16,364              *
Melanie Chang............................................      31,559          24,467           7,092              *
Anna Marie Chase (Beatrice Chase, as Custodian)..........         100             100               0              *
Catherine Elizabeth Chase (Beatrice Chase, as Custodian).         100             100               0              *
Marsha Converse..........................................      18,746          16,030           2,716              *
George Edward Crawford...................................         500             500               0              *
Kelly Cuneo (Dolores Cuneo, as Custodian)................         100             100               0              *

                                                                                                   Number of Shares
                                                             Number of                             Owned After the
                                                               Shares         Number of                Offering
                         Name                               Beneficially       Shares           -----------------------
                         ----                                  Owned         Registered         Number          Percent
                                                            ------------     ----------         ------          -------
Lauren Ruth Cuneo (Dolores Cuneo, as Custodian)..........         100              100               0              *
David Davis, Jr..........................................      27,447           19,804           7,643              *
Oliver Davis.............................................      35,924           27,887           8,037              *
James DeBald.............................................      33,831           28,119           5,712              *
Tod Dykstra..............................................      82,103           64,450          17,653              *
James Edward and Erika Jansen Crawford, as joint tenants.         250              250               0              *
Ryan Eppolito (Teresa Eppolito, as Custodian)............         100              100               0              *
Jonathan Fetter..........................................         150              150               0              *
Robert Fetter............................................         150              150               0              *
Wayne Flagg..............................................      96,760           77,338          19,422              *
Gallagher PR LLC.........................................      24,608           22,500           2,108              *
Matthew Going............................................      31,956           28,121           3,835              *
Larry Goldstein..........................................     134,151          103,592          30,559              *
Zenia Gomez..............................................      16,960           13,352           3,608              *
Mario Guillermo..........................................      37,577           31,871           5,706              *
Jon Hambidge.............................................      16,405           14,062           2,343              *
Karin Harned.............................................      14,714           12,174           2,540              *
Joan Fetter House........................................         150              150               0              *
Larry Howell(1)..........................................     261,518          157,500         104,018              *
Leonid Kapel.............................................      40,154           35,854           4,300              *
Ronald Kester............................................      34,968           22,500          12,468              *
Julie Kumamoto...........................................      53,306           35,857          17,449              *
Lynn Lahey...............................................      30,796           20,531          10,265              *
Terry Lam................................................      15,994           11,250           4,744              *
Dana Lamastra............................................       2,296              900           1,396              *
Samuel Lamonica, Jr.(2)..................................      57,654           33,750          23,904              *
Ted Lannon...............................................      34,074           21,325          12,749              *
Paul A. Larango and Ann W. Zeichner, Trustees of the
     Zeichner-Larango Family Trust, UDT, dated July 28,
     1997(3).............................................     815,742              750         646,992              *
Bruce Margetich..........................................      37,790           29,528           8,262              *
Lorenzo Maya, Jr.........................................      91,721           75,700          16,021              *
Jason McCandless.........................................      19,974           14,062           5,912              *
Suzanne McCormac.........................................      19,182           16,875           2,307              *
Daniel Miller............................................      23,437           19,687           3,750              *
Jacki Ann Miner (Rick Dell Miner, as Custodian)..........         100              100               0              *
Rebecca Leigh Miner (Rick Dell Miner, as Custodian)......         100              100               0              *
Mitchell Miner...........................................      70,393           59,674          10,719              *
Norvell Lee Miner, Sr. and Annette Joy Miner, as joint
     tenants.............................................         250              250               0              *
Norvell Lee Miner, Jr....................................         100              100               0              *
Phyllis June Miner.......................................         500              500               0              *
Rick Dell Miner and Traci Ann Miner, as joint tenants....         250              250               0              *
Schlyane Marie Miner.....................................         100              100               0              *
Shannon June Miner.......................................         100              100               0              *
David Moore..............................................      66,881           52,733          14,148              *
Richard Morris(4)........................................     337,500          112,500         225,000              *
Michael Mullaney.........................................      14,115              884          13,231              *
Gretchen Ndousse-Fetter..................................         150              150               0              *
Stephen Noble............................................         500              500               0              *
Oscar Nova...............................................      14,310            2,019          12,291              *
Katherine M. Nyland......................................      26,865           20,623           6,242              *
Gregg Orf................................................     105,553           84,374          21,179              *

                                                                                                   Number of Shares
                                                             Number of                             Owned After the
                                                               Shares         Number of                Offering
                         Name                               Beneficially       Shares           -----------------------
                         ----                                  Owned         Registered         Number          Percent
                                                            ------------     ----------         ------          -------
Christina Pillot.........................................          150             150               0              *
Charles Polizzotti.......................................        3,150           1,350           1,800              *
Christopher Poschl.......................................       43,134          33,750           9,384              *
Reginald Rashid..........................................       46,462          33,750          12,712              *
Kevin William Salay (Phyllis Miner, as Custodian)........          100             100               0              *
Jennifer Shepherd........................................       12,359          11,214           1,145              *
Orlandes Shuemake........................................       46,810          33,390          13,420              *
Ella Spradley............................................       64,772          55,312           9,460              *
Robert Ray Standlee (Phyllis Miner, as Custodian)........          100             100               0              *
June Stone...............................................       52,500          45,000           7,500              *
John Stormer(5)..........................................      138,868          97,684          41,184              *
Peter Tang...............................................       58,637          46,873          11,764              *
Teri Tate................................................       27,887          24,046           3,841              *
Brenda Toone.............................................       21,989          19,405           2,584              *
Andrew Joseph Turner (Wendy Ruth Turner, as Custodian)...          100             100               0              *
Mark Douglas Turner, Jr. (Wendy Ruth Turner, as
     Custodian)..........................................          100             100               0              *
Matthew David Turner (Wendy Ruth Turner, as Custodian)...          200             100             100              *
Wendy Ruth Turner and Mark Douglas Turner, Sr., as joint
     tenants.............................................          250             250               0              *
Elizabeth Vaughan........................................       26,762          18,000           8,762              *
Brittany Wedereit........................................        8,748           5,787           2,961              *

----------------------------
* = less than one percent.

(1) Includes 47,803 shares held by Lawrence Howell as trustee for the Howell Children's Trust UAD 12-22-88 and 191,215 shares held by Lawrence Howell as trustee for the Howell Revocable Trust UAD 2-14-89. Also includes 22,500 shares held by Howell Capital. Mr. Howell, managing partner of Howell Capital, may be deemed to have voting and investment power over the shares held by Howell Capital. Mr. Howell disclaims beneficial ownership in such shares, except to the extent of his interest in Howell Capital.

(2) Samuel Lamonica, Jr. is the Vice President, Information Technology of NorthPoint Communications Group, Inc. and its subsidiary, NorthPoint Communications, Inc.

(3) Richard Morris is the Vice President, Product Development of NorthPoint Communications Group, Inc. and its subsidiary, NorthPoint Communications, Inc.

(4) John Stormer is the Vice President, Consumer Markets of NorthPoint Communications Group, Inc. and its subsidiary, NorthPoint Communications, Inc.

(5) Ann Zeichner is the Vice President, Sales of NorthPoint Communications Group, Inc. and its subsidiary, NorthPoint Communications, Inc.

                              PLAN OF DISTRIBUTION

     Who may sell and applicable restrictions. The selling stockholders will be offering and selling all shares offered and sold under this prospectus. Alternatively, the selling stockholders may from time to time offer the shares through brokers, dealers or agents that may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any profits on the sale of the shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Manner of sales. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or other over-the-counter markets. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of this rule. The selling stockholders may decide not to sell any of the shares offered under this prospectus, and selling stockholders may transfer, devise or gift these shares by other means.

     Prospectus delivery. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth:

     o the name of the selling stockholder and of any participating underwriters, broker-dealers or agents;

     o   the aggregate amount and type of shares being offered;

     o the price at which the shares were sold and other material terms of the offering;

     o any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or paid to dealers; and

     o that any participating broker-dealers did not conduct any investigation to verify the information set out or incorporated in this prospectus by reference.

     The prospectus supplement or a post-effective amendment will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses and legal and accounting fees. Each selling stockholder will pay its own brokerage and legal fees, if any.

     Suspension of this offering. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or to omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances them existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

                                 LEGAL MATTERS

     The validity of the common stock being offered hereby will be passed upon for us by Latham & Watkins, Menlo Park, California. Certain Latham & Watkins attorneys hold shares of our common stock. These shares represent less than 0.1% of our outstanding common stock.

                                    EXPERTS

     The financial statements of NorthPoint Communications, Inc. as of December 31, 1997 and 1998, for the period from May 16, 1997 (date of inception) to December 31, 1997, and for the year ended December 31, 1998, incorporated by reference in this prospectus from our registration statement on Form S-1 (File No. 333-73065) have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, which such report is incorporated by reference, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Commission a Registration Statement on Form S-8 under the Securities Act with respect to the shares of common stock offered by this prospectus. A copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) will be provided by us without charge to any person (including any beneficial owner) to whom this prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to NorthPoint Communications Group, Inc., 222 Sutter Street, San Francisco, California 94108. Our telephone number is (415) 403-4003.

     We are also subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the Commission. You can inspect and copy reports and other information filed by us with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. The Commission also maintains an Internet site at http:\\www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the Commission.

     You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

     The following documents which we filed with the Commission are incorporated by reference into this prospectus:

         (a) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b) Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, filed pursuant to Section 13 of the Exchange Act.

         (c) The description of Common Stock contained in our registration statement on Form 8-A (File No. 0-29828) filed with the Commission on April 1, 1999 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any subsequent amendment or report filed for the purpose of amending such description.

         (d) Our prospectus filed with the Commission under Rule 424(b) under the Securities Act, in connection with Registration Statement No. 333-74065 filed with the Commission on February 26, 1999, as amended by filings on March 31, 1999, April 19, 1999, April 28, 1999, May 4, 1999 and May 5,
     1999.

     In addition, all documents which we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

     Item 3.  Incorporation of Documents by Reference.
              ---------------------------------------

     The following documents which we filed with the Commission are incorporated by reference into this registration statement:

         (a) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b) Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, filed pursuant to Section 13 of the Exchange Act.

         (c) The description of Common Stock contained in our registration statement on Form 8-A (File No. 0-29828) filed with the Commission on April 1, 1999 pursuant to Section 12 of the Exchange Act, including any subsequent amendment or report filed for the purpose of amending such description.

         (d) Our prospectus filed with the Commission under Rule 424(b) under the Securities Act, in connection with Registration Statement No. 333-74065 filed with the Commission on February 26, 1999, as amended by filings on March 31, 1999, April 19, 1999, April 28, 1999, May 4, 1999 and May 5,
     1999.

         (e) In addition, all documents which we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this registration statement from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this registration statement, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

     Item 4.  Description of Securities.
              -------------------------

     Not Applicable.

     Item 5.  Interests of Named Experts and Counsel.
              --------------------------------------

     The validity of the issuance of the shares of Common Stock described herein has been passed upon for us by Latham & Watkins, San Francisco, California. Certain Latham & Watkins attorneys hold shares of our Common Stock.

     Item 6.  Indemnification of Directors and Officers.
              -----------------------------------------

     Article VII of our Third Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law ("Delaware Law"), as it now exists or as it may be amended in the future, a director of our company shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited
(i) for any breach of the director's duty of loyalty to our company or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of our Third Amended and Restated Certificate of

Incorporation is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on behalf of us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Third Amended and Restated Certificate of Incorporation provides that we shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of our company or any predecessor of our company, or serves or served at any other enterprise as a director or officer at our request.

     We have also entered into indemnification agreements with each of our directors and executive officers, which also provide for indemnification against certain liabilities, including certain liabilities under the Securities Act. We currently maintain directors' and officers' liability insurance. The policy insures directors and officers for liabilities incurred in connection with or on behalf of us, except for losses incurred on account of certain specified liabilities, including losses from matters which may be deemed uninsurable under the law pursuant to which this policy shall be construed.

     Item 7.  Exemption from Registration Claimed.
              -----------------------------------

     The securities that are to be reoffered or resold pursuant to this registration statement were issued by us or by NorthPoint Communications, Inc. pursuant to the 1999 Plan or the 1997 Plan, respectively, in transactions that were exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereto and or Rule 701 thereunder.

     Item 8.  Exhibits.
              --------

     The following are the exhibits required by Item 601 of Regulation S-K:

Exhibit
Number
-------
5.1               Opinion of Latham & Watkins.
10.2*             NorthPoint Communications, Inc. 1997 Stock Option Plan.
10.20**           Amended and Restated 1999 Stock Plan of NorthPoint Communications Group, Inc.
23.1              Consent of Latham & Watkins (included in Exhibit 5.1).
23.2              Consent of PricewaterhouseCoopers LLP.
24.1              Power of Attorney (included on page 24 of this registration statement).

---------------------
* Incorporated by reference to Exhibit 10.2 to the registrant's registration statement on Form S-1 (File No. 333-73065 filed on February 26, 1999.

** Incorporated by reference to Exhibit 10.20 of Amendment No. 4 to the registrant's registration statement on Form S-1 (File No. 333-73065) filed on May 4, 1999.

     Item 9.  Undertakings.
              ------------

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

              provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
         Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, NorthPoint Communications Group, Inc., a Delaware corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 5th day of August, 1999.

                                    NorthPoint Communications Group, Inc.

                                    By:  /s/ Michael W. Malaga
                                        ----------------------------------
                                        Michael W. Malaga
                                        Chairman of the Board and
                                        Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Michael W. Malaga and Henry P. Huff, with full power of substitution and resubstitutions and full power to act without the other, his or her true and lawful attorneys-in-fact and agents to act for him or her in his or her name, place or stead, in any and all capacities, to sign any amendments to this registration statement on Form S-8 (including post-effective amendments) and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to each attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he or she might or could do in person, and ratifying and confirming all that the attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                       Signature                            Title                                 Date
                       ---------                            -----                                 ----
                 /s/ Michael W. Malaga             Chairman of the Board and Chief           August 5, 1999
-----------------------------------------------    Executive Officer (Principal Executive
                   Michael W. Malaga               Officer)

                   /s/ Henry P. Huff               Chief Financial Officer                   August 5, 1999
-----------------------------------------------    (Principal Financial and Accounting
                     Henry P. Huff                 Officer)

                  /s/ Robert K. Dahl               Director                                  August 5, 1999
-----------------------------------------------
                    Robert K. Dahl

              /s/ Michael J. Fitzpatrick           Director                                  August 5, 1999
-----------------------------------------------
                Michael J. Fitzpatrick

                   /s/ Reed H. Hundt               Director                                  August 5, 1999
-----------------------------------------------
                     Reed H. Hundt

                /s/ Andrew S. Rachleff             Director                                  August 5, 1999
-----------------------------------------------
                  Andrew S. Rachleff

                 /s/ Dino J. Vendetti              Director                                  August 5, 1999
-----------------------------------------------
                   Dino J. Vendetti

                       Signature                            Title                                 Date
                       ---------                            -----                                 ----
                  /s/ J. Peter Wagner              Director                                  August 5, 1999
-----------------------------------------------
                    J. Peter Wagner

                  /s/ Frank D. Yeary               Director                                  August 5, 1999
-----------------------------------------------
                    Frank D. Yeary

                               INDEX TO EXHIBITS

Exhibit
Number
-------
5.1               Opinion of Latham & Watkins.
10.2*             NorthPoint Communications, Inc. 1997 Stock Option Plan.
10.20**           Amended and Restated 1999 Stock Plan of NorthPoint Communications Group, Inc.
23.1              Consent of Latham & Watkins (included in Exhibit 5.1).
23.2              Consent of PricewaterhouseCoopers LLP.
24.1              Power of Attorney (included on page 24 of this registration statement).

------------------------
* Incorporated by reference to Exhibit 10.2 to the registrant's registration statement on Form S-1 (File No. 333-73065 filed on February 26, 1999.

** Incorporated by reference to Exhibit 10.20 of Amendment No. 4 to the registrant's registration statement on Form S-1 (File No. 333-73065) filed on May 4, 1999.